EXHIBIT 99.1

Endeavour Silver Provides Q1 2024 Construction Progress Update on Terronera; Construction Progress Reaches 53% Completion

VANCOUVER, British Columbia, April 23, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to provide a Q1 2024 construction progress update for its Terronera Project in Jalisco state, Mexico. A photo gallery presentation accompanies this news release and can be found here or on the Company website at Terronera Project Progress Photos. All dollar ($) references in this news release are United States dollars.

The Terronera project made significant progress in the first quarter, as concrete work was nearly complete on the Upper Plant Platform and erection of structural steel advanced for areas including crushing, coarse-ore storage, grinding, flotation, and thickening. Mechanical installation of major equipment continued to advance on schedule and the project remains on track for commissioning in Q4 2024.

“Site activities ramped up rapidly, as overall construction surpassed the halfway milestone,” commented Don Gray, Chief Operating Officer. “We’ve been very pleased with progress of structural steel erection and major equipment installation including the semi-autogenous grinding (“SAG”) and ball mills, apron feeders and flotation cells. Our procurement and materials management planning has been effective in keeping pace with site construction. We’ve been able to install many components upon immediate arrival to site, while making use of the limited laydown area. Underground mine development continues advancing very well, and we anticipate initial ore access in Q2. We are exceptionally pleased with the progress our Terronera team is making and remain committed to successfully completing and operating Endeavour's next core asset.”

Q1 2024 Construction and Development Highlights

As of March 31, 2024, site works and activities included:

  Safety – A strong onsite safety focus has enabled a notable 60% reduction in the lost-time injury frequency rate since Q2 2023, during a substantial increase in the workforce. Ongoing initiatives such as mandatory certification for working-at-heights, frequent field audits and inspections, rescue-team training, and regular emergency drills continue.
  Progress – Overall project progress reached 53% completion, with more than $158 million (1) of the project’s budget spent to date. Project commitments total $225 million (1,2) which is 83% of the $271 million capital budget.
  Engineering – Efforts have been transitioning over to construction support. Detail design was completed for the Tailing Storage Facility (“TSF”), Portal 2 waste dump, and Lower Platform excavation.
  Mine Development – During the quarter, over 1,000 metres of underground mine development was completed, bringing the total to over 3,200 metres. Mine crews continue working in Portal 1, 2, and 4 declines with excavations well advanced for the explosives magazines and the main pump-station sump system.
  Upper Platform Plant Site – Surface mill and infrastructure construction is 56% complete and progressing on schedule. Concrete work is 83% complete, and structural steel erection is 80% complete.
    Primary Crusher – Structural and mechanical construction was initiated on the conveyor and apron feeder support steel, and the apron feeder was placed in position.
    Course Ore Stockpile and Reclaim (“COS”) Tunnel – Two apron feeders were installed in the COS tunnel along with structural steel support, which opened the area to install the SAG feed conveyor.
    Grinding – All major SAG and Ball Mill components were assembled. The high-pressure hydraulic pump was used for mounting the main bearings (spherical roller bearings), and all four bearings were installed under vendor supervision. Structural steel and pump installations continued.
    Flotation – All flotation cell tanks were set in place and installation of the drive decks and structural steel installation continued. Several drive decks were assembled on the ground and lifted as complete units for each flotation cell tank. The regrind mill was set in place.
    Tailing Thickener – The floor foundation and wall concrete were completed and erection of steel commenced together with the installation of the thickener tank floor.
  Lower Facilities Platform and TSF – Excavation for the TSF embankment key trench was nearly 60% complete, and the lower platform area was nearly 45% complete, with the excavated material suitable to use in the TSF key trench and as embankment fill. Concrete work on the lower platform is anticipated to start in Q2.
  Procurement – Bulk materials procurement purchase orders have been released and lead times are aligned with the current schedule. The Procurement team has focused on critical path purchases, such as electrical components and transfer chutes, and reducing bulk material lead times to increase schedule float.
  Onsite Personnel – The workforce increased to 150 employees and over 400 contractor workers.
  Community Relations – Supporting the local municipality continues to be a major commitment. A new miner training program for local community members was established to provide training and employment. The Company also sponsored English and computer skills for local communities.
  Environmental – Environmental and social assessment initiatives continue according to schedule as outlined under the Equator Principal requirements for project loan financing.

Next Steps and Planning

The Terronera Project is on track for commissioning in Q4 2024.

For Q2 2024, surface construction will continue focusing on mechanical installations and initial electrical work for the crushing, coarse-ore stockpile, grinding, flotation and tailing thickener areas. Excavation of the Lower Platform is anticipated to be complete in the coming months. Concrete work is expected to be initiated for the LNG and power generation and concentrate and tailing filtration. Concentrate and tailing filtration structural, mechanical, and electrical installations will commence in early Q3.

Mine development in Portal 1, 2 and 4 declines will continue with first ore development anticipated in Q2. Initial long-hole mining is planned for Q3 followed by cut-and-fill mining; ore will be stockpiled for mill ramp up. Development activities at La Luz are anticipated to begin in Q2 with portal construction and ramp advance to ore access anticipated in Q4. The critical path remains the TSF and lower platform construction and advancing underground mine, where development is meeting expectations.

Visit www.terronera.com, our dedicated project website, to stay informed on the ongoing development at Terronera. Explore updates, learn about our commitment to environmental stewardship, and discover the positive impacts on local communities.

About Endeavour Silver: Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com
Follow Endeavour Silver on Facebook, X, Instagram and LinkedIn

Footnote:

  Financial figures are based on a preliminary estimate. Final audited figures will be released with the Q1 2024 financial statements on May 9, 2024.
  Project commitments are inclusive of total project expenditures.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project including: capital cost estimates, anticipated timing of the project construction; anticipated timing of drawdown under the project loan debt facility, Terronera’s forecasted operations, costs and expenditures, and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the U.S.A and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the project loan debt facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted Terronera mine economics as of 2024, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.